UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PRB Gas Transportation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693535106

(CUSIP Number)

Robert W. Wright

PRB Gas Transportation, Inc.

1401 17th Street, Suite 650

Denver, Colorado 80202

(303) 308-1330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 693535106
1.	Names of Reporting Persons. Robert W. Wright I.R.S. Identification Nos. (entities only) n/a
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 892,500 (a)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 892,500 (a)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 963,500 (b)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) Approximately 13.8%
14.	Type of Reporting Person IN

(a)

Gives effect to exercise of 12,500 options to purchase common stock at $7.50 per share.

(b)

Gives effect to conversion of up to 163,500 shares of Series C Convertible Preferred Stock.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $.001 par value per share (the Common Stock”) of PRB Gas Transportation, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 1401 17th Street, Suite 650, Denver, Colorado, 80202. Following its initial public offering of common stock on April 12, 2005 the Company has 7.05 million shares of common stock outstanding after giving effect to sales of all shares including sales of 300,000 shares pursuant to the underwriter’s over allotment option.

Item 2. Identity and Background.

This Statement is filed on behalf of Robert W. Wright.

(a)

Robert W. Wright

(b)

1401 17th Street, Suite 650, Denver, Colorado, 80202.

(c)

Robert W. Wright is the Chief Executive Officer of PRB Gas Transportation, Inc.

(d)

During the last five years, no person listed herein has been convicted in a criminal proceeding.

(e)

During the last five years, no person listed herein has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

United States.

Item 3. Source and Amount of Funds or Other Consideration.

Robert W. Wright purchased 800,000 shares of Common Stock in privately negotiated transactions in January 2004 utilizing personal funds. The aggregate purchase price for the 800,000 shares of Common Stock purchased by Robert W. Wright was $10,000.

Robert W. Wright purchased 80,000 shares of Series C convertible preferred stock through his IRA account and the wife of Robert W. Wright purchased 83,500 shares of Series C convertible preferred stock, 80,000 shares through her IRA and 3,500 personally, in privately negotiated transactions in December 2004, both utilizing personal funds. The aggregate purchase price for the 163,500 shares of Series C convertible preferred stock purchased by Robert W. Wright and his wife was $490,500.

On June 28, 2004 Robert W. Wright was granted 55,000 options to acquire shares of common stock at $5.50 per share and which vest over four years.  A total of 13,750 of these options will vest June 28, 2005 and annually thereafter through 2008.

On April 22, 2005 Robert W. Wright was granted 25,000 options to acquire shares of common stock at $7.50 per share: 12,500 of these options are vested when issued and the balance vest equally over four years.

Item 4. Purpose of Transaction.

Personal investment

Item 5. Interest in Securities of the Issuer.

(a)

Aggregate number of shares beneficially owned: 976,000 (13.8%), including 83,500 shares owned by his wife personally and through her IRA.

(b)

Robert W. Wright has sole voting and dispositive power over 892,500 shares which assumes the exercise of 12,500 vested options to acquire shares of common stock at $7.50 per share.

(c)

Transactions effected during the past sixty days: none.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of  the Issuer.

None

Item 7. Material to Be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 5, 2005

/s/ Robert W. Wright

By: Robert W. Wright

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